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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HEALTHSOURCE, INC.
                            (Name of Subject Company)

                              CHC ACQUISITION CORP.
                                CIGNA CORPORATION
                                    (Bidders)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   42221E 10 4
                      (CUSIP Number of Class of Securities)

                             THOMAS J. WAGNER, ESQ.
                                CIGNA CORPORATION
                                ONE LIBERTY PLACE
                        PHILADELPHIA, PENNSYLVANIA 19192
                                  215-761-6028
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:

                           C. DOUGLAS KRANWINKLE, ESQ.
                              O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                  212-326-2000

                                 MARCH 7, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)




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                            CALCULATION OF FILING FEE

                      TRANSACTION VALUATION* $1,551,656,244

                        AMOUNT OF FILING FEE $310,331.25

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 71,340,517 shares of common stock, $.10 par value (the "Shares"), of Healthsource, Inc. (the "Company") at a price per Share of $21.75 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of January 31, 1997 plus all Shares issuable pursuant to options granted under the Company's stock option and employee stock purchase plans, pension plans and other similar employee benefit plans.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $310,331.25
Form or registration no.: Schedule 14D-1
Filing parties: CHC Acquisition Corp. and CIGNA Corporation
Date filed: March 6, 1997

                         (Continued on following pages)


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                  This Amendment No. 1 to Tender Offer Statement on Schedule
14D-1 and Amendment No. 1 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on March 6, 1997 (the "Schedule 14D-1") by CHC Acquisition Corp., a New Hampshire corporation (the "Purchaser"), and CIGNA Corporation, a Delaware corporation ("Parent"), relating to the tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share, of Healthsource, Inc., a New Hampshire corporation (the "Company"), at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:


ITEM 10.          ADDITIONAL INFORMATION

                  (e) On March 7, 1997, Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman (together, the "Plaintiffs"), filed a putative class action in the Superior Court of Merrimack County for the State of New Hampshire (the "Complaint"). The Complaint asserts one cause of action alleging breaches of fiduciary duties against the Company and each of the Company's directors (the "Director Defendants"), and alleging aiding and abetting of such breaches of fiduciary duties by Parent.

                  The Complaint alleges that the February 28, 1997 announcement that the Company had signed a definitive agreement to merge with Parent failed to indicate whether the Company had engaged a financial advisor to evaluate the Company or had made any attempt to "seek out other potential suitors for the Company." As a result, the Plaintiffs allege that the Director Defendants failed to adequately evaluate the Company's value as a potential merger or acquisition candidate and/or did not act to enhance the Company's value as such a candidate. The Complaint further alleges that Parent disregarded the alleged breach of fiduciary duty and thus aided and abetted the alleged breach. The Complaint seeks unspecified monetary damages. Parent believes that the lawsuit is without merit. A copy of the Complaint is filed herewith as Exhibit (g)(1) and is incorporated herein by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (g)(1)    Complaint filed in the Superior Court, Merrimack County, of the State of New Hampshire in an action titled Betty Grayson
                  Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc. et. al.


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                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           Dated: March 12, 1997


                                           CHC ACQUISITION CORP.

                                           By: /s/ ROBERT L. ROSE
                                           Name: Robert L. Rose
                                           Title: President


                                           CIGNA CORPORATION

                                           By: /s/ MORDECAI SCHWARTZ
                                           Name: Mordecai Schwartz
                                           Title: Vice President


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                                  EXHIBIT INDEX

EXHIBIT                                                                 PAGE NO.

(g)(1) Complaint filed in the Superior Court, Merrimack County, of the State of New Hampshire in an action titled Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc. et. al.